

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
George Blankenbaker
President, Secretary and Treasurer
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re:** **Stevia Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 9, 2012**
> **File No. 333-179745**

Dear Mr. Blankenbaker:

We have reviewed your responses to the comments in our letter dated November 7, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note the information provided in the Investment Highlights section of your website. Please tell us when you posted such information to your website and provide an analysis as to why you believe that this section should not be viewed as a sale or offering of your securities. In this regard, we note that the Investment Highlights section provides positive information about the growth and potential growth of the stevia industry and seems to be advertising reasons why investors should purchase shares of your common stock.

Equity Purchase Agreement, page 4

2. Either revise the sixth paragraph on page 4 to clarify that the oral agreement is enforceable and have your outside counsel confirm that it is enforceable as a matter of state law or revise the disclosure and file a written agreement with the next amendment.

Information with Respect to the Registrant, page 20

Background, page 20

3. We note your response to our prior comment 5 and reissue in part. Please revise to provide quantitative information to clarify what you mean by your disclosure on page 21 that your obligation to contribute $200,000 per month is subject to the performance of the

joint venture in terms of "its ability to generate revenue and profits" and by your disclosure on page 21 that you are not obligated to provide such funds to the joint venture until you have successfully completed a financing of "sufficient amount." In addition, please revise to clarify what you mean by "successfully complete a financing." For example, in regards to this offering, tell us whether completing a financing refers to the end of the three year term of the equity purchase agreement with Southridge or at the completion of each put pursuant to the agreement with Southridge.

4. We note your disclosure that you have not contributed $200,000 to the joint venture since August 2012 and that you will not contribute $200,000 per month to the joint venture until you have successfully completed a financing. Please revise to disclose whether you and Technew Technology continue to "explore potential stevia commercial applications" pursuant to the joint venture even though you are currently not providing funds to the joint venture.

The Industry and Our Opportunity, page 21

Stevia as a Commercial Product for Agricultural Use, page 22

5. We note your response to our prior comment 6 that you have removed disclosure regarding your testing of stevia and the results of the tests because "the preliminary results are only for your internal use." Please provide us with a copy of the results of such tests.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
       Saxon Peters
       Greenberg Traurig, LLP